ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02043353

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: July 15, 2002



PROCESSED
JUL 2 2 2002
THOMSON
FINANCIAL
JUL 1 9 2002
164

ALBERTA ENERGY COMPANY LTD.
(Translation of registrant's name into English)

3900, 421 - 7th Avenue S.W.

Calgary, Alberta, Canada T2P 4K9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: _______ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD.
(Registrant)

By: 

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: July 18, 2002

Form 6-K Exhibit Index

Exhibit No.

1.	Alberta Energy Company Ltd. Material Change Report dated July 15, 2002, filed with the Toronto Stock Exchange and the securities commission or similar regulatory authority in the Canadian Provinces and Territories on July 16, 2002.

FORM 27

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of the *Securities Act* 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
And Similar Provisions of other Provincial or Territorial Securities Legislation

Item 1. Reporting Issuer:

The name and address of the reporting issuer is:

Alberta Energy Company Ltd.
Suite 1800, 855 – 2nd Street S.W.
Calgary, Alberta T2P 2S5

(the "Company")

Item 2. Date of Material Change:

July 8, 2002

Item 3. News Release:

The press release reporting the material change (the "Press Release") and attached hereto as Appendix A, was released by EnCana Corporation ("EnCana"), the parent corporation to the Company, and by the Company and disseminated to the financial press by Canada Newswire at approximately 7:00 a.m. (MST) on July 9, 2002.

Item 4. Summary of Material Change:

On July 8, 2002, the board of directors of EnCana provided its approval to seek potential buyers for EnCana's indirect 70% interest in the Cold Lake Pipeline System and its indirect 100% interest in the Express Pipeline System. These pipeline assets are held by EnCana through the Company. Effective July 9, 2002, the board of directors of the Company provided similar approval.

Item 5. Full Description of Material Change:

A full description of the material change is set out in the Press Release, attached hereto as Appendix A.

Item 6. Reliance on Confidentiality Provisions of the Acts:

Not applicable.

Item 7. Omitted Information:

Not applicable.

Item 8. Senior Officer knowledgeable about the Material Change and this Report:

For further information, please contact Mr. John Watson, Executive Vice-President & Chief Financial Officer of the Company, at the above-mentioned address or at (403) 290-2000.

Item 9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED July 15, 2002 at Calgary, Alberta.

ALBERTA ENERGY COMPANY LTD.

By: "John Watson"
Mr. John Watson
Executive Vice-President &
Chief Financial Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Appendix A

EnCana plans disposition of two major crude oil pipeline systems

CALGARY, Alberta (July 9, 2002) – EnCana Corporation (TSX, NYSE: ECA) is seeking potential buyers for its indirect 70-percent interest in the Cold Lake Pipeline System and its indirect 100-percent interest in the Express Pipeline System. These crude oil transportation pipelines serve Canada's growing oil sands production area and supply Canadian crude to the U.S. Rocky Mountain and Midwest regions.

"After a strategic review of EnCana's assets, we have determined that we do not need to own these pipeline systems to assure ourselves of sufficient transportation capacity to meet EnCana's requirements," said Bill Oliver, President of EnCana's Midstream & Marketing division. "And given our rich portfolio of upstream growth opportunities, we look forward to re-deploying capital into core exploration and production initiatives that are more consistent with our strategic direction.

"EnCana has been a driving force in developing this oil transportation infrastructure for Canada and we believe it is an opportune time for us to conduct a formal assessment of the market's interest in the assets," Oliver said. "These are high-quality pipeline systems that have solid capacity commitments and exceptional expansion opportunities. They are strategically positioned to carry rapidly growing production from Canada's oil sands regions to the Padd II and Padd IV refining markets in the U.S."

The 297-mile Cold Lake Pipeline System consists of two legs. The west leg between Cold Lake and Edmonton, Alberta consists of a 24-inch blend pipeline and a 12-inch diluent pipeline. The 24-inch line has a delivery capacity of up to 235,000 barrels per day of blended bitumen to Edmonton and the 12-inch line moves condensate from Edmonton to the Cold Lake area. The south leg is a 24-inch line with a delivery capacity of up to 200,000 barrels per day of blended oil from Cold Lake to Hardisty, Alberta, where it connects with Express and another interprovincial pipeline carrier.

The 1,717-mile Express Pipeline System consists of two major pipelines: Express and Platte. The 24-inch Express pipeline runs 785 miles from Alberta's oil transportation hub at Hardisty to Casper, Wyoming. It delivers up to 172,000 barrels per day of Canadian crude to the U.S. Rocky Mountain states of Montana, Wyoming and Utah. The 20-inch Platte Pipeline, 932 miles in length, has a delivery capacity of up to 150,000 barrels per day of oil from Casper to Wood River, Illinois, serving refineries in Colorado, Kansas and Illinois. The Express pipeline, from Hardisty to Casper, can be expanded to 280,000 barrels per day with comparatively modest investment in pumping stations.

In 2001, the Cold Lake and Express assets generated approximately $140 million of EBITDA (earnings before interest, taxes, depreciation and amortization). Net book value of the capital assets on December 31, 2001, in the Alberta Energy Company Ltd. financial statements, was approximately $1.3 billion. The assets are held through Alberta Energy Company Ltd., an indirect wholly owned subsidiary of EnCana.

EnCana has retained Scotia Capital and Morgan Stanley to advise the company on strategic alternatives. Requests for information about the Cold Lake and Express pipelines should be directed to one of the Scotia Capital or Morgan Stanley representatives below.

Scotia Capital
700, 2nd Street S.W.
Suite 2000
Calgary, AB T2P 2W1
Facsimile: (403) 213-7773

David Holm
Managing Director
(403) 213-7327
david_holm@scotiacapital.com

David Potter
Managing Director
(403) 298-4066
david_potter@scotiacapital.com

Morgan Stanley
3700, 181 Bay Street
Toronto, ON M5J 2T3
Facsimile: (416) 943-8444

Daniel D. Barclay
Executive Director
(416) 943-8418
daniel.barclay@morganstanley.com

J. Michael Hafner
Executive Director
(212) 761-8451
michael.hafner@morganstanley.com

EnCana is the largest North American based independent oil and gas company, with an enterprise value of approximately C$30 billion. It is North America's largest independent natural gas producer and gas storage operator. Ninety percent of the company's assets are in four key North American growth platforms: Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains and the Gulf of Mexico. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada's emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high-potential international growth platforms: Ecuador, where EnCana is the largest private sector oil producer, and the U.K. central North Sea, where EnCana is the operator of a very large oil discovery. The company also conducts high upside potential new venture exploration in other parts of the world. EnCana is driven to be the industry's best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Advisory

This news release contains forward-looking statements within the meaning of the United States *Private Securities Litigation Reform Act of 1995*. Forward-looking statements in this news release include, but are not limited to: the potential sale of the interests in the Express and Cold Lake pipeline systems; growing production from Canada's oil sands regions; and the re-deployment of capital into core exploration and production initiatives.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this document include, but are not limited to: general economic, business and market conditions; volatility of oil, natural gas and liquids prices; fluctuations in currency and interest rates, product supply and demand; competition; risks inherent in foreign operations, including political and economic risk; imprecision of reserve estimates; the ability to replace or expand reserves; the ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing; the ability to enter into or renew leases; the timing and costs of pipeline and gas storage facility construction and expansion; the ability to make capital investments and the amounts thereof; imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling; the results of exploration, development and drilling; the ability to secure adequate product transportation; changes in regulations; uncertainty in amounts and timing of royalty payments; imprecision in estimating product sales; and such other risks and uncertainties described from time to time in reports and filings with securities regulatory authorities by EnCana and its indirect wholly owned subsidiary, Alberta Energy Company Ltd.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION:

EnCana Corporate Development
Investor contact:
Sheila McIntosh
Senior Vice-President, Investor Relations
(403) 290-2194

Media contact:
Alan Boras
Manager, Media Relations
(403) 266-8300

Invoice

Date:
19/07/02
Bill of Lading / Air Waybill No.:
00000000000
Invoice Number:

Purchase Order No.:

Terms of Sale (Incoterm):

Reason for Export:
RETURN

Shipper Information:
Tax ID/VAT No.:
Contact Name: Gary Rice
Company Name/Address:
US Securities & Exchange Commission
450 5th st
rm 1004

washington, dc, 20549
United States
Telephone No.: 202-9428069
E-Mail ID.:

Ship To:
Tax ID/VAT No.: a45v63
Contact Name: Joanne
Company Name/Address:
Graphic Art Moto Designs Inc
215 Rene A Robert ste 102

ste-Therese,Quebec,CN, canada, J7E4L1
Canada
Telephone No.: 450-437-3046
E-Mail ID.: info@graphicartmotodesign.com

Sold To:
Tax ID/VAT No.: a45v63
Contact Name: Joanne
Company Name/Address:
Graphic Art Moto Designs Inc
215 Rene A Robert ste 102

ste-Therese,Quebec,CN, canada, J7E4L1
Canada
Telephone No.: 450-437-3046
E-Mail ID.: info@graphicartmotodesign.com

No. Units	Unit of Measure	Description of Goods (include Harmonized Tariff Number If known)	Country of Origin	Unit Value	Total Value
1	BOX	Undertail	US	330.00	330.00

Additional Comments:

Declaration Statement:

Invoice Line Total:	330.00
Discount/Rebate:	0.00
Invoice Sub-total:	330.00
Freight Charges:	0.00
Insurance:	0.00
Other (Specify Type)________:	0.00
Invoice Total Amount:	330.00
Currency Code:	USD

Shipper Signature / Title **Date:**

Total Number of Packages: 1

Total Weight (indicate LBS or KGS): 1 LBS

These commodities, technology, or software were exported from the United States in accordance with the Export Administration Regulations. Diversion contrary to U.S. law prohibited.